

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2011

<u>Via E-mail</u>
Lisa M. Cummins
Vice President of Finance and Chief Financial Officer
Adept Technology, Inc.
5960 Inglewood Drive
Pleasanton, California   94588

> **Re: Adept Technology, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed September 17, 2010**
> **File No. 000-27122**

Dear Ms. Cummins:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Brian Cascio

                                    Brian Cascio
                                    Accounting Branch Chief